Filed pursuant to Rule 424(b)(3)
Under the Securities Act of 1933
Registration No. 333-118871

SUPPLEMENT TO PROSPECTUS
DATED FEBRUARY 3, 2006

$500,000,000
Units of Limited Liability Company Interest
$25,000 Minimum Investment

POINT CENTER MORTGAGE FUND I, LLC

We make real estate investments in mortgage loans and deeds of trust, all of which loans are collateralized by real property.

We are offering and selling to the public up to a maximum of $500,000,000 of units of limited liability company interest. A minimum investment of $25,000 is required to purchase units, unless a lower investment is permitted by our Manager, in its sole discretion. This Offering also includes units to be issued under our distribution reinvestment plan.

	Price Price to Public		Selling Commissions/ Expenses(1)	Proceeds to the Fund
Per Unit	Variable	(2)	$0.00	100%
Total Maximum	$500,000,000	(3)	$0.00	$500,000,000

(1)	No selling commissions will be paid and all of the expenses related to this Offering will be paid by our Manager.
(2)
Until the first loan is acquired, units will be sold at the price of $1,000 per unit. After the initial loan is funded, our Manager will set a daily unit price for sales of additional units by adjusting the net book value of our assets to reflect the income and expenses accruing with respect to the loans we have funded. The adjusted net book value, divided by the number of units outstanding shall determine the daily unit price. Our Manager owns computer software designed to perform this function.

(3)	Includes $20,000,000 of the units being offered under our distribution reinvestment plan.

Significant risks to your investment include:

•	Restricted right to sell or transfer your units due to the lack of a public market and in order to prevent adverse tax consequences
•	Investment in unspecified blind pool real estate loans that will not be subject to investor review or evaluation
•	Reduced distributions and increased risk may occur if we leverage our loan portfolio, which our Manager may do subject to a borrowing limitation of 60% of the fair market value of our loan portfolio
•	Total reliance on our Manager, Point Center Financial, Inc. and the lack of an independent board of directors
•
Conflicts of interest for our Manager due to competing lending activity and the receipt of substantial fees under the management agreement that was not negotiated at arms-length and may provide incentive to our Manager to make loans at the maximum risk permitted by our underwriting criteria

•	Distributions will be delayed pending investment of the proceeds from this Offering
•	Unitholders may have tax liabilities in excess of their distributions
•	Interest rate fluctuations may reduce or eliminate net income from our investments
•	We will rely solely on bank loans or lines of credit, for which we have no present commitments, if our Manager leverages our loan portfolio in order to make additional loans
•	There is no public trading market for the units and the units will not be listed on any exchange
•	Possible lack of asset diversification
•	Recent organization and lack of significant assets, operating history and financing sources
•	Limited voting rights of investors
•	Tax risks of the Offering and membership in Point Center Mortgage Fund I, LLC

YOU SHOULD READ THE COMPLETE DISCUSSION OF THE RISK FACTORS BEGINNING ON PAGE 11 OF THE PROSPECTUS DATED FEBRUARY 3, 2006.

Units will be sold directly by us or through one or more dealers we select. To purchase units, you must sign the enclosed subscription agreement and make the representations and warranties included in that agreement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the units or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

May 19, 2006.

NOTICE TO CALIFORNIA RESIDENTS

We do not intend to issue certificates representing any of the units sold pursuant to this Offering; however, if any certificates representing units resulting from any offers or sales of units to California residents, such certificates will bear the following legend restricting transfer:
It is unlawful to consummate a sale or transfer of this security, or any interest therein, or to receive any     consideration therefore, without the prior written consent of the Commissioner of the Corporation      of the State of California, except as  permitted in the Commissioner's Rules.

A copy of the applicable rule of the California Commissioner of Corporations will be furnished to each California investor by our Manager.

TABLE OF CONTENTS
1.	Cautionary Statements About Forward Looking Statements	S-1
2.	Presentation of Information	S-2
2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	S-2
3.	Quantitative and Qualitative Disclosures about Market Risks	S-5
4.	Legal Proceedings	S-5
5.	Risk Factors That May Affect Results of Operations and Financial Condition	S-5
6.	Balance Sheets and Notes for as of March 31, 2006 and December 31, 2005 (Unaudited) of Point Center Mortgage Fund I, LLC	S-6
7.	Balance Sheet and Notes as of March 31, 2006 (Unaudited) of Point Center Financial, Inc.	S-8

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, and the Prospectus dated February 3, 2006 to which it relates, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934 that relate to future events or our future financial performance. In addition, other statements we may make from time to time, such as press releases, oral statements made by our officials and other reports that we file with the Securities and Exchange Commission, may also contain such forward-looking statements. Undue reliance should not be placed on these statements which involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “would”, “expect”, “plan”, “anticipate”, “intend”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of such terms or other comparable terminology.

Any or all of the forward-looking statements included in this Prospectus Supplement, and in any other reports or public statements made by us may turn out to be inaccurate. This can occur as a result of incorrect assumptions or as a consequence of known or unknown risks and uncertainties. Many factors mentioned in this report or in other reports or public statements made by us, such as government regulation and the competitive environment, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from our forward-looking statements. You should not place undue reliance on any of these forward-looking statements because they are based on current expectations or beliefs regarding future events or circumstances, which involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by these forward-looking statements.

Although we believe that our strategies, plans, objectives, goals, expectations and intentions reflected in, or suggested by these forward-looking statements are reasonable given current information available to us, we can give no assurance that any of them will be achieved.

These forward-looking statements should be considered in light of the information included in this Prospectus Supplement and our other filings with the Securities and Exchange Commission, including, without limitation, the Risk Factors, as well as the description of trends and other factors in Management’s Discussion and Analysis of Financial Condition and Results of Operations, set forth in our Registration Statement on Form S-11, Registration No. 333-118871 and the most recent Prospectus dated February 3, 2006 relating thereto which was filed on May 18, 2006 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended. You should also read the following Management’s Discussion and Analysis of Financial Condition and Results of Operations in conjunction with the unaudited balance sheets and the related notes that appear elsewhere in this Prospectus Supplement.

We assume no, and hereby disclaim any, obligation to update any of the foregoing or any other forward-looking statements. We nonetheless reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this Prospectus Supplement or any other report filed by us. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

PRESENTATION OF INFORMATION

You should rely only on the information contained in this Prospectus Supplement, the accompanying prospectus or any free writing prospectus provided in connection with this offering. We have not authorized anyone to provide you with any information other than the information contained in this Prospectus Supplement, the accompanying prospectus and any free writing prospectus provided in connection with this offering. We are not making any offer to sell the units in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus Supplement, the accompanying prospectus and any free writing prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus or any free writing prospectus, or of any sale of our units. It is important for you to read and consider all the information contained in this prospectus supplement and the accompanying prospectus in making your investment decision.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a financial review and analysis of our financial condition and results of operations for the three-months ended March 31, 2006. This discussion should be read in conjunction with our financial statements and accompanying notes and other detailed information appearing elsewhere in this Prospectus Supplement, our Form 10-Q filed on May 15, 2006 and in our the most recent Prospectus dated February 3, 2006 which was filed on May 18, 2006 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, which relates to our Registration Statement on Form S-11, Registration No. 333-118871.

Overview of Point Center Mortgage Fund I, LLC

We were formed on July 14, 2004 and, as of March 31, 2006, had not commenced our business operations.  On February 3, 2006, our Registration Statement as filed with the Securities and Exchange Commission became effective for the initial public offering of up to $500,000 of units of membership interest initially priced at $1,000 per unit with a minimum subscription of 25 units ($25,000). We will commence operations after we have sold enough units to fund our first loan. After the initial loan is funded, our Manager, Point Center Financial, Inc., will set a daily unit price for sales of additional units by adjusting the net book value of our assets to reflect the income and expenses accruing with respect to the loans we have funded. The adjusted net book value, divided by the number of units outstanding shall determine the daily unit price. Our Manager owns computer software designed to perform this function.

Our business is managed by Point Center Financial, Inc., a private California corporation which is a mortgage broker licensed in the State of California and which also performs mortgage banking services. Our Manager manages and controls our affairs and has responsibility and final authority in almost all matters affecting our business. We do not have any employees and we do not have an independent board of directors. Our Manager’s duties include dealings with members, accounting, tax and legal matters, communications and filings with regulatory agencies and all other needed management and operational duties.

As our only Manager, Point Center Financial, Inc., has complete authority and responsibility for:

•	evaluating and choosing our real estate loans investments;

•	deciding what agreements we will enter into and whether we will enter into joint ventures with other companies to invest in real estate loans;

•	originating, servicing and managing our real estate loans; and

•	managing all our other operations.

General

Assuming the sale of substantially all of the units being offered by us, we anticipate investing approximately 80% of our assets in secured first mortgages and 20% in second mortgage loans. Our second mortgage investments are riskier because our rights will be subject to the rights of the first mortgage lender.

Most of our loans will have terms of 1 to 7 years. We anticipate investing approximately 25% of our assets in construction loans and approximately 25% of our assets in unimproved land loans. In addition, we expect to invest approximately 20% of our assets in commercial property loans, 20% in acquisition and development loans and 10% in residential property loans.

We anticipate that approximately 90% of our loans will provide for payments of interest only with a “balloon payment” of principal payable in full at the end of the term. We also anticipate investing approximately 10% of our assets in bridge loans which provide interim financing (generally up to twelve months) to enable borrowers to qualify for permanent refinancing. The “balloon payment” loans and bridge loans in which we invest are riskier because they are non-investment grade loans to made to borrowers whose ability to make repayment depends on their ability to refinance the loan or develop the property so they can refinance. We will review the appraisal of the value of the property and will generally invest in loans of up to 75% of that value and, in circumstances where borrowers are willing to pay a premium interest rate of 5% or more above market rate, our bridge loans may provide for interest to accrue and be payable together with the principal amount at maturity. However, there is no specific criteria that is used in evaluating the creditworthiness of balloon loan borrowers. Under circumstances where our Manager deems appropriate, we may acquire loans of the character described above, that are in default, are non-performing or are delinquent.

California, as well as many other real estate markets around the country, has continued to enjoy a steady rise in property values, and with the current interest rates being low, investments in real estate by both property owners and as mortgage lenders are very attractive. As interest rates rise our industry will be in competition with institutional lenders, because the margin between institutional cost of funds and our cost of funds will lessen. We act as an interim lender with maturities of from 1 to 7 years and the majority of our loans will have fixed rates of interest. Therefore, even in the event of a rise in institutional interest rates, we anticipate that our borrowers will still be able refinance or sell their property in a timely manner to facilitate the repayment of our loans. We also expect that the residential market will be most affected by a rise in interest rates and, since we are primarily commercial lenders, we will be less affected. In the early 1990’s when California experienced a dramatic drop in real estate values, we saw that most of the problems in our industry were with the junior loans. Since we will primarily make 1st position loans with substantial equity requirements, in the event of a drop in real estate values, we believe that our loan-to-value ratios will be sufficient to minimize the number of problem loans we might experience.

Twelve Month Plan of Operation

During the next 12 months, assuming the sale of approximately $200 million of units to non-affiliates in this Offering, we plan to invest in real estate loans where our collateral is real property located throughout the United States. Upon the sale of these units, our Manager will select real estate loans for us, and also will assist us by obtaining, processing and managing these loans for us. The number of loans in which we invest will depend upon the gross proceeds raised in this Offering. If we only sell $3 million of units we will likely only be able to invest in a single loan. If we sell the maximum number of units, we anticipate investing in a combination of several hundred real estate loans. We believe that we will have an adequate number of opportunities to invest in real estate loans nationwide. To sufficiently diversify our loan portfolio, our Manager anticipates that we need to raise between $30 million and $100 million from investors.

We believe that our expectations with respect to raising $500,000,000 in proceeds from this Offering are reasonable based upon our Manager’s history of raising private capital, originating loans and its recent investments in company infra-structure, including but not limited to staffing, technology, printing equipment, and marketing. We anticipate that our increased marketing through this public Offering will result in substantial opportunities for prospective investors to purchase our units. Currently, our Manager's capital for making loans through the 4 investment programs that it manages is limited to investors who are residents of the State of California under private intra-state securities offerings. None of our Manager's investors have been solicited through third party underwriters or dealers. Because our Manager has experienced substantial success with its existing marketing program for the solicitation of investors, we believe that we can duplicate this success in California and in other states through this public Offering.

We do not anticipate hiring any employees, acquiring any fixed assets like office equipment or furniture, or incurring material office expenses during the next 12 months because we will be utilizing our Manager’s personnel and office equipment. We will pay our Manager a flat, annual management fee of up to 1% of our aggregate capital contributions and a loan administration fee of 1.5% of the loan balance of our portfolio.

We may also establish a line of credit for future use and may enter into financing arrangements with institutional lenders to expand our portfolio of real estate loans.

Most of our assets will be fixed and adjustable rate secured real estate loans. We will not engage in hedging transactions or acquire derivative instruments in an effort to mitigate risks of interest rate changes. While we believe such hedging transactions are not necessary in light of the short-term nature of our investments, failure to engage in hedging transactions may expose use to losses if there are significant changes in prevailing interest rates.

Our future operating results will depend upon our ability to promptly identify and invest in mortgage loans which generate interest income. To the extent that we are unable to identify and make such investments or are delayed in making such investments, our operating results will suffer. In addition, defaults by borrowers or unexpected expenses would adversely effect our income and reduce the funds we have available to distribute to you.

Our sole business, making loans secured by real estate, is particularly vulnerable to changes in macroeconomic conditions. Any significant decline in economic activity, particularly in the geographical markets in which we concentrate our loans, could result in a decline in real estate values and a decline in the demand for real estate development loans. In addition, a general decline in the economy could result in an increase in loan defaults. Any such measures could reduce our cash flow and the funds we have available to distribute. In order to stay fully invested during a period of declining demand for real estate loans, we may be required to make loans on terms less favorable to us or to make loans involving greater risk to us. Declines in economic activity are often accompanied by a decline in prevailing interest rates. Although our lending rates are not directly tied to the Federal Reserve Board’s discount rate, a sustained and widespread decline in interest rates will impact the interest we are able to earn on our loans. In the case of our loans that do not have prepayment penalties, declining interest rates may also cause our borrowers to prepay their loans and we may not be able to reinvest the amounts prepaid in loans generating a comparable yield. Moreover, any significant decline in economic activity could adversely impact the ability of our borrowers to complete their projects and obtain take out financing. This in turn could increase the level of defaults we may experience.

Our operating results will be affected primarily by: (i) the amount of capital we have to invest in mortgage loans, (ii) the level of real estate lending activity in the markets we service, (iii) our ability to identify and work with suitable borrowers, (iv) the interest rates we are able to charge on our loans, and (v) the level of foreclosures and related loan losses which we may experience. These funds, subject to a 3% working capital reserve, will constitute the bulk of the funds we have available for investment in mortgage loans. While we may borrow up to 60% of the value of our loan portfolio to make additional loans, we do not have any current commitment or arrangement in place to obtain such borrowing.

The lower interest rates would diminish the interest rates we can charge on our loans. In addition, our operating results would be adversely affected by loans that go into default and become non-performing assets. A weakening economy or a wrong credit decisions by our Manager may result in non-performing assets. If the economy weakens and our borrowers who develop and sell real estate projects are unable to complete their projects or obtain takeout financing or are otherwise adversely impacted, we may experience an increase in loan defaults which may reduce the amount of funds we have for distribution to our members. Such conditions may also require us to restructure loans in order to enhance their collectibility.

We will generally be using appraisals prepared on an as-if developed basis in connection construction, development and bridge loans, and we hope to retain sufficient cushion in the underlying equity position to protect the value of our loan in the event of a default. Nevertheless, no assurances can be given that a marked increase in loan defaults accompanied by a rapid decline in real estate values will not have a material adverse effect upon our financial condition and operating results.

Historically, our Manager has focused its operations on California and certain Western states. Because our Manager has a significant degree of knowledge with respect to the real estate markets in such states, it is likely most of our loans will be concentrated in such states. Such geographical concentration creates greater risk that any downturn in such local real estate markets could have a significant adverse effect upon our results of operations.

Critical Accounting Policies

Interest Income.  Interest income on loans is accrued by the effective interest method. Generally, interest and payments are due monthly, on the first day of each month. Interest is generally prorated to the first day of the month following the closing of the loan escrow. We do not recognize interest income from loans once they are determined to be impaired. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the loan has been foreclosed upon and we become the owner of the property which secured the loan.

Investments in Mortgage Loans. Investments in mortgage loans are secured by trust deeds and mortgages. Generally, all of our mortgage loans require interest only payments with a balloon payment of the principal at maturity. We have both the intent and ability to hold mortgage loans until maturity and, therefore, mortgage loans are classified and accounted for as held for investment and are carried at amortized cost. Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. The appraisals may be for the current estimate of the “as-if developed” value of the property, which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes and timely successful development by the purchaser. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, we may not recover the full amount of the loan.

Real Estate Held For Sale. Real estate held for sale includes real estate acquired through foreclosure and is carried at the lower of cost or the property’s estimated fair value, less estimated costs to sell. We seek to sell properties acquired through foreclosure as quickly as circumstances permit. The carrying values of real estate held for sale are assessed on a regular basis from updated appraisals, comparable sales values or purchase offers.

Allowance for Losses on Trust Deed Notes Receivable. For trust deed notes receivable, an allowance for loan losses is established based our estimate of losses inherent and probable as of the balance sheet date. We evaluate the adequacy of the allowance giving consideration to factors such as the value of the underlying collateral, current performance of the loans, extent and nature of delinquencies, credit characteristics of the portfolio, and the general economic environment. Using historical experience and taking into consideration the factors above, we estimate an allowance for loan losses, which is believed to be adequate for known and inherent losses in the portfolio of trust deed notes receivable. Provision for losses is charged to the statement of operations. Losses incurred on trust deeds are charged to the allowance.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles accepted in the United States of America requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Related Party Transactions. Our Manager has borne the costs of our organizational and offering fees, which included legal expenses, printing costs, selling expenses, and the filing fees paid to the Securities Exchange Commission and the various states. Our Manager realizes the following types of compensation and cost:

•	Loan brokerage commissions and loan origination fees;

•	Real estate commissions paid to our Manager upon resale of any property acquired through foreclosure; and

•
Loan servicing fees paid to our Manager to service the loan portfolio, to protect our interest in and enforce their rights under the secured notes, deeds of trust and any other loan document and if necessary, to manage, refinance or sell the property.

We will bear the following costs:

•	Annual tax preparation fee;

•	Accounting and auditing fees;

•	Legal fees; and

•	Other reports required by agencies governing our business activities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Since we propose to make investments in mortgage loans and make distributions from interest income to our members, we will be exposed to market risk related primarily to changes in interest rates. We will not have any assets or liabilities denominated in foreign currencies nor does it own any options, futures or other derivative instruments.

After we commence operations, most of our assets will consist of mortgage loans. All of the mortgage loans are expected to be held for investment purposes until their maturity date. None of the mortgage loans will have prepayment penalties. We anticipates that up to 3% of our assets will be held as cash reserves.

LEGAL PROCEEDINGS
None.

RISK FACTORS THAT MAY AFFECT RESULTS OF OPERATIONS AND FINANCIAL CONDITION

There has not been any material change in the risk factors disclosure from that contained in our most recent Prospectus filed with the SEC on May 18, 2006 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, which relates to our Registration Statement on Form S-11, Registration No. 333-118871; however, the risks and uncertainties described in our Prospectus are not the only ones facing us. Other events that we do not currently anticipate or that we currently deem immaterial also may affect our results of operations and financial condition.

POINT CENTER MORTGAGE FUND I, LLC

BALANCE SHEET

MARCH 31, 2006
(Unaudited)

	March 31, 2006	December 31, 2005

CURRENT ASSET
Cash in bank (Note 3)	$25,000	$25,000
TOTAL CURRENT ASSET	25,000	25,000
LIABILITIES & MEMBER'S EQUITY
Member’s equity	25,000	25,000
TOTAL LIABILITIES & MEMBER EQUITY	$25,000	$25,000

The accompanying notes are an integral part of this balance sheet.

POINT CENTER MORTGAGE FUND I, LLC
NOTES TO BALANCE SHEETS
 MARCH 31, 2006
(UNAUDITED)

NOTE 1 - BASIS OF PRESENTATION

The accompanying balance sheets have been prepared by Point Center Mortgage Fund I, LLC (the "Company"), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The Company believes that these unaudited balance sheets reflect all material adjustments (consisting only of normal recurring adjustments) and disclosures necessary for the fair presentation of the results of operations and statements of financial position when read in conjunction with the Balance Sheets and Notes thereto included in the Company’s most recent Prospectus filed on April 17, 2006 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, which relates to the Company’s Registration Statement on Form S-11, Registration No. 333-118871.

The results for interim periods are not necessarily indicative of the results to be expected for the full year. This report contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties that actual events or results may differ materially from those described herein as a result of various factors, including without limitation, the factors discussed generally in this report.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was formed on July 14, 2004 to raise funds from investors through a public offering of units of limited liability company interests (“Units”), and to invest the funds from the sale of Units in loans made by the Company or purchased from existing note holders secured in whole or in part by deeds of trust, and/or mortgages. The investors who purchase Units will become members of the Company. The managing member of the Company is Point Center Financial, Inc.

The Company’s public offering of the Units was declared effective by the Securities and Exchange Commission on February 3, 2006.

Organizational and offering costs relating to the public offering of the Units have been and will continue to be paid by the managing member of the Company without reimbursement. As of March 31, 2006, $ 263,376 has been paid for organization costs, and $672,330 has been paid for offering costs by Point Center Financial, Inc.

NOTE 3 - CASH IN BANK

Point Center Financial, Inc., the managing member of the Company, contributed cash of $25,000 on July 19, 2004 into the Company’s checking account and received 25 Units.

NOTE 3 - INCOME TAXES

The Company is not a tax paying entity for federal income tax purposes. Income of the Company is taxed to the members on their respective returns.

The accompanying notes are an integral part of this balance sheet.

POINT CENTER FINANCIAL, INC.
BALANCE SHEET
MARCH 31, 2006

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

ASSETS
CURRENT ASSETS
Cash - operating accounts	$58,626
Cash - collateral for Commercial Paper Program (Note 3)	608,746
Cash - collateral for Mortgage Note Program (Note 3)	64,691
Prepaid expenses	5,000
Advances to borrowers	490,566
Interest receivable - other	543,706
Interest receivable - Commercial Paper Program (Note 3)	548,912
Interest receivable - Mortgage Note Program (Note 3)	331,138
Trust deed notes receivable, net of unearned commission
income of $604,786 (Note 2)	12,922,489
Note receivable (Note 4)	1,970,000
Loan receivable - affiliated company (Note 11)	44,392

TOTAL CURRENT ASSETS		$17,588,266

PROPERTY AND EQUIPMENT
Property and equipment, net of accumulated depreciation
of $888,199 (Note 4)		4,330,679

OTHER ASSETS
Trust deed notes receivable, net of unearned commission
income of $358,416 (Note 2)	25,412,434
Investment in National Financial Lending, LLC (Note 11)	17,857
Investment in Point Center Mortgage Fund I, LLC (Note 11)	25,000
Deposits (Note 12)	35,030

TOTAL OTHER ASSETS		25,490,321

TOTAL ASSETS		$47,409,266

The accompanying notes are an integral part of this balance sheet.

POINT CENTER FINANCIAL, INC.
BALANCE SHEET (CONTINUED)
MARCH 31, 2006

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES
Accounts payable	$ 112,763
Capital lease payable - IBM (Note 14)	149,212
Interest payable - Commercial Paper Program	185,102
Interest payable - Mortgage Note Program	75,085
Loan payable - affiliated company (Note 11)	9,777
Unsecured line of credit payable - Pacific Western Bank (Note 7)	1,500,000
Secured line of credit payable - Pacific Western Bank (Note 7)	3,200,000
Certificates issued - Commercial Paper Program (Note 3)	19,493,347
Certificates issued - Mortgage Note Program (Note 3)	10,050,651
Deferred state corporate income tax (Note 13)	5,217
California corporate tax payable	49,992

TOTAL CURRENT LIABILITIES		$34,831,146

LONG-TERM LIABILITIES
Certificates issued - Mortgage Note Program (Note 3)	4,679,824
Capital lease payable - IBM (Note 14)	343,612
Deferred state corporate income tax (Note 13)	3,826

TOTAL LONG-TERM LIABILITIES		5,027,262

STOCKHOLDER'S EQUITY
Common stock, no par value; 10,000 shares
authorized; 1,000 shares issued and outstanding	500
Retained earnings	7,550,358

TOTAL STOCKHOLDER'S EQUITY		7,550,858

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$47,409,266

The accompanying notes are an integral part of this balance sheet.

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET
MARCH 31, 2006

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Point Center Financial, Inc. (the “Company”) was formed on August 10, 1979, and is located in San Juan Capistrano, California. It is a California corporation that is licensed to do business as a California finance lender and real estate broker in the state of California. The Company solicits investors and borrowers for loans secured by liens on real property. The Company arranges, negotiates, processes and consummates loan transactions, and thereafter, services the loans on behalf of the investors.

Use of Estimates - The preparation of the balance sheet in conformity with generally accepted accounting principles accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and contingencies at the date of the balance sheet and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash in Bank - Cash in bank consists of funds in the operating accounts. As of March 31, 2006, there were no other liquid cash equivalents.

Property and Equipment - Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of the assets. Expenditures for additions, major renewals and betterments are capitalized, expenditures for maintenance and repairs are charged to earnings as incurred.

Commission Income - Represents the fees incurred by the borrower for the Company to broker the loan. This amount is usually 2% - 10% of the loan and is earned and recorded at the close of escrow. In accordance with SFAS 91: Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, when the Company is the lender on a particular trust deed note receivable, commission income is deferred on the balance sheet and is amortized over the life of the loan. In this situation, the commission income results in an increase in the yield on the loan.

Loan Servicing Fees - Represents servicing fees charged by the Company to service the notes, to protect the lenders interest in and enforce their rights under the secured notes, deeds of trust and any other loan documents and if necessary, to manage, refinance or sell the property. The servicing fee is calculated upon the unpaid principal loan amount at the end of each month and is recognized as income when received.

Interest Income - Interest income on trust deed notes receivable is accrued by the effective interest method. Generally, interest and payments are due monthly, on the first day of each month. Interest is generally prorated to the first day of the month following the closing of the loan escrow. See note regarding commission income above.

Loan Origination Costs - The direct costs of brokering a loan such as commission expense paid to sales agents and referral fees are paid and expensed after the closing of the loan.

Concentrations of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risks are as follows:

The Company has a concentration of credit risk with respect to trust deed notes receivable since the majority of the related real estate securing each trust deed is located in the state of California.

The Company maintains its cash balances at one financial institution, and the balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At March 31, 2006 the Company’s uninsured cash balances totaled $632,063.

Income Taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income tax on its taxable income. However, it does pay California Franchise Tax.

Principles of Consolidation - The accompanying balance sheet includes an investment in National Financial Lending, LLC. Investments are accounted for using the equity method of accounting if the investment gives the Company the ability to exercise significant influence, but not control, over the investee. Significant influence is generally deemed to exist if the Company has ownership interest in the voting stock of the investee of between 20% and 50% although other factors are considered in determining whether the equity method of accounting is appropriate.

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET (CONTINUED)
MARCH 31, 2006

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company reports its investment on the equity basis on the balance sheet as “Investment in National Financial Lending, LLC”. The Company’s .049% ownership in National Financial Lending, LLC is being accounted for using the equity basis but does not consolidate the accounts due to lack of control and significant influence through ownership and since results were immaterial to the Company’s balance sheet.

The Company has a 100% ownership interest in Point Center Mortgage Fund I, LLC (PCMFI). PCMFI is a fund organized and sponsored by the Company and was granted approval by the Securities and Exchange Commission to sell membership interest on February 3, 2006. As of this date operations have not commenced. It is anticipated that once PCMFI operations commence the Company’s ownership percentage will be minimal and immaterial to the financial results of the Company.

NOTE 2 - TRUST DEED NOTES RECEIVABLE

These accounts represent investments that are secured by trust deeds. Generally, all loans require interest only payments with a balloon payment of the principal at maturity.

These trust deed notes receivable carry various stated interest rates ranging from 5% to 20%, with maturity dates ranging from one to eight years. After adjusting for SFAS 91 (Statement of Financial Accounting Standard) (see Note 1 regarding Commission Income) the effective yield on these trust deeds is 8% to 23%.

Trust deed notes receivable at March 31, 2006 are comprised of the following:

	Current Maturities (Current Assets)	Long-Term Maturities (Other Assets)

Collateral for Commercial Paper Program (Note 3)	$9,705,871	$9,449,835
Collateral for Mortgage Note Program (Note 3)	3,311,624	11,373,215
Other	509,780	4,947,800
	13,527,275	25,770,850
Less: Unearned commission income on above trust-
trust deed notes receivable	604,786	358,416

Total	$12,922,489	$25,412,434

The following is a schedule of contractual maturities of investments in trust deed notes receivable as of March 31, 2006:

Period ended March 31,	Commercial Paper Program	Mortgage Note Program	Trust Deeds Other

2007	$9,705,871	$3,311,624	$509,780
2008	5,389,240	9,175,215	1,105,800
2009	751,140	975,000	3,442,000
2010	1,970,196	1,223,000	0
Thereafter	1,339,259	0	400,000
	$19,155,706	$14,684,839	$5,457,580

Because of the possibility of the need to assign trust deed notes receivable and convert them to cash in order to meet the current maturities of the Asset Backed Commercial Paper Program and Mortgage Note Program (see Note 3), the Company considers these investments in mortgage loans to be classified as investments that are held as available for sale. Therefore the investments in mortgage loans are carried at their current fair value in accordance with the FASB Statement 115, “Accounting for Certain Debt and Equity Securities”.

Generally, when the Company assigns a loan to a third party lender, the transfer is recorded at face value (principal balance). Therefore, the Company in most cases will not recognize a gain or loss on the transfer of loans.

The investments in mortgage loans will continue to be divided between current assets and non-current assets based on the contractual maturity of each note because it is reasonable that the Company will use other means available to meet its current maturities prior to assigning its mortgage loans (see Note 3).

On an ongoing basis, the Company evaluates its portfolio of mortgage loans and determines whether an adjustment is necessary to reflect a change in value. Unrealized holding gains and losses are reported as a separate component of stockholders equity as Other Comprehensive Income. Realized gains and losses if incurred would be included in earnings.

The evaluation of the fair value of the portfolio considers factors such as the value of the underlying collateral, current performance of the loans, credit characteristics of the loans, and the general economic environment (i.e. the fluctuation of interest rates, etc.). Using historical experience and taking into consideration the factors above the Company determines if a valuation adjustment is warranted.

List of Non-Performing Trust Deed Notes Receivable:
The following loan is listed for the reason stated below. (Amount reflects percentage of the loan owned by the Company):

Loan #	Borrower	Total Unpaid Principal	Payments in Default	Maturity Date	Accrued Interest Receivable

203047	VCC Napa	$419,856	$423,192	7/1/2005	$3,336

The above listed loan is a “Participation” loan where the lenders share in the overall profit of a development project with the borrower (developer). As of March 31, 2006, the project has gone past the maturity date and the Company (Lender) is allowing the borrower to continue to market the property for sale and the Company expects to get paid off when the remaining units are sold to the public. A personal guaranty was made by one of the officers of the company (borrower) for the indebtedness.

Based on review of the above factors, management has deemed that no adjustment for unrealized losses is warranted at March 31, 2006.

NOTE 3 - ASSET BACKED COMMERCIAL PAPER PROGRAM AND MORTGAGE NOTE PROGRAM

Point Center Financial, Inc. offers the “Asset-Backed Commercial Paper Program” for investors who desire a short term, fixed income investment, and the “Mortgage Note Program” for investors who desire an intermediate term, fixed income investment. Investors purchase certificates from the Company for a specified period of time with a fixed rate of return.

The “Asset-Backed Commercial Paper Program” offers terms ranging from three months to nine months, with interest rates ranging from 3.5% to 12%, and the “Mortgage Note Program” offers terms ranging from one year to four years, with interest rates ranging from 6% to 8%.

Each certificate is secured by a collateral assignment of the Company’s beneficial interest in a pool of mortgage loans that are secured by deeds of trust, originated by the Company and it is an absolute obligation of the company regardless of the success of the collateral pool of loans.

Pacific Western Bank, a national banking association, is the appointed custodian acting on behalf of the investors as the assignee, for security purposes only, of the collateral pool of loans that secures each program.

All proceeds from the sale of these certificates to investors and monthly principal and interest collections are deposited directly into a segregated account at Pacific Western Bank. Investors may choose to reinvest the interest earned or have the interest paid to them on a monthly basis. The entire principal amount of the investment will be due and payable in full in a single final payment on the stated maturity date set forth in the certificate.

The outstanding balance of the certificates owed by the Company will bear a lower average interest rate, and in most cases will have earlier maturity dates than the loans in the collateral pool. If necessary, the Company has the ability to convert other trust deed receivables into cash in order to satisfy this liquidity need.

The Company’s aggregate liability under both programs may be equal to, but no greater than, the sum of the current balance of unpaid principal and interest due on the underlying pool of collateralized trust deeds receivable (which are pledged as collateral security therefore) plus the cash balance of the collateral bank account.

The certificates are currently being offered and sold only to residents of the state of California pursuant to a permit granted by the California Commissioner of Corporations.

The following is a schedule of the balances of the related accounts as of March 31, 2006 for each program.

	Commercial Paper Program	Mortgage Note Program

Cash in bank	$608,746	$64,691
Interest receivable	548,912	331,138
Trust deed notes receivable - current	9,705,871	3,311,624
Trust deed notes receivable - long term	9,449,835	11,373,215
	20,313,364	15,080,668

Certificates issued	$19,493,347	$14,730,475

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET (CONTINUED)
MARCH 31, 2006

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

NOTE 3 - ASSET BACKED COMMERCIAL PAPER PROGRAM AND MORTGAGE NOTE PROGRAM (CONTINUED)

The following is a schedule of maturities for certificates issued for the related program as of March 31, 2006:

Year	Commercial Paper Program	Mortgage Note Program

2007	$19,493,347	$10,050,651
2008	0	2,587,367
2009	0	798,870
2010	0	1,293,587
	$19,493,347	$14,730,475

The Company recognizes that there will be times when the amount of the current portion of the trust deeds receivable in the collateral pool (due within 12 months) is less than the amount of the current portion of program certificates payable (due within 12 months).

Management has the ability to cope with this situation by:

1.	Maintaining a sufficient cash balance to meet monthly maturities,
2.	Maintaining an open line of credit with its financial institution in excess of its monthly working capital needs,
3.	Ability to assign existing trust deed note receivables to other lenders,
4.	Using cash flow generated from normal business operations, and
5.	The issuance of new certificates.

Due to the above sources of funds, the Company believes it has the ability to meet existing and future maturities (see Note 2 - Trust Deed Notes Receivable).

NOTE 4 - NOTE RECEIVABLE

The Company has a loan from an individual totaling $1,970,000 as of March 31, 2006. The loan is unsecured and requires payment of interest at 1% per week through April 5, 2006. This was a short term loan and was paid in full on April 12, 2006.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment are as follows at March 31, 2006.

Furniture & fixtures	$120,301
Automotive equipment	134,609
Machinery & equipment	4,851,785
Leasehold improvements	112,183

5,218,878
Less accumulated depreciation	(888,199)

Net property and equipment	$4,330,679

Depreciation expense for the three months ended March 31, 2006 was $ 134,547.

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET (CONTINUED)
MARCH 31, 2006

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

NOTE 6 - EMPLOYEE BENEFIT PLAN

In 2005 the Company established a 401(k) savings plan for the benefit of its employees. The plan allows employees to make contributions from their compensation on a tax-deferred basis. The plan also permits the Company to make additional discretionary contributions. For the three months ended March 31, 2006, no amounts were contributed to the plan by the Company.

NOTE 7 - LINES OF CREDIT - PACIFIC WESTERN BANK

The Company has two revolving lines of credit with its primary bank. Under the first agreement, the Company can borrow advances up to a total of $1,500,000. This line of credit is unsecured, bears interest at the bank’s base rate plus .5% (currently 8.25%) and matures on November 15, 2006. At March 31, 2006 the outstanding principal balance due was $1,500,000.

Under the second agreement, the Company can borrow advances up to a total of $3,800,000. This line of credit is secured by the personal assets of the stockholder, bears interest at the bank’s rate plus .5% (currently 8.25%) and matures on November 15, 2006. At March 31, 2006 the outstanding principal balance due was $3,200,000.

NOTE 8 - FACILITY LEASE

On May 18, 2004 the Company entered into a new five-year facility lease agreement that included an additional storage unit. Rent expense for the three months ended March 31, 2006 was $95,052. The future minimum obligations under this lease are as follows:

Period ended March 31,	Amount

2007	$366,094
2008	374,568
2009	383,043
2010	293,638
$1,417,343

NOTE 9 - RECENT ACCOUNTING PRONOUNCEMENTS

EITF 03-16 - In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus regarding Issue No. 03-16, “Accounting for Investments in Limited Liability Companies” (“EITF 03-16”). EITF 03-16 requires investments in limited liability companies (“LLC”) that have separate ownership accounts for each investor to be accounted for similar to a limited partnership investment under Statement of Position No. 78-9, “Accounting for Investments in Real Estate Ventures.” Investors would be required to apply the equity method of accounting to their investments at a much lower ownership threshold than the 20% threshold applied under Accounting Principles Board (“APB”) No. 18, :The Equity Method of Accounting for Investments in Common Stock.” EITF 03-16 is effective for the first period beginning after June 15, 2004. The Company is accounting for it’s investment at amortized cost and the results of conforming to this EITF would be immaterial to the Company’s balance sheet.

NOTE 10 - OTHER LEASE OBLIGATIONS

During 2003, the Company entered into various operating leases on equipment that will expire on August 15, 2008. Rent expense under these operating leases for the three months ended March 31, 2006 was $196,026. Minimum future rental payments under these leases are as follows:

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET (CONTINUED)
MARCH 31, 2006

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

NOTE 10 - OTHER LEASE OBLIGATIONS (CONTINUED)

Period ended
March 31,	Amount
2007	$93,699
2008	28,697
2009	7,923
Total:	$130,319

NOTE 11 - RELATED PARTY TRANSACTIONS

Loan Receivable - Affiliated Company:

The Company has a loan receivable due from a related party, Escrow Professionals, Inc. The Company’s sole stockholder owns 100% of Escrow Professionals, Inc. At March 31, 2006, the balance due from Escrow Professionals, Inc. was $44,392. This is a non interest-bearing loan, receivable upon demand.

Investments in LLC’s:

The Company is the managing member of National Financial Lending, LLC and Point Center Mortgage Fund I, LLC. The LLCs were formed to raise funds from investors to fund real estate loans. At March 31, 2006, the Company’s ownership interest in National Financial Lending, LLC and Point Center Mortgage Fund I, LLC .was .049% and 100% respectively. (See Note 1 - Summary of Significant Accounting Policies - Principles of Consolidation)

Loan Payable - Affiliated Company:

The Company has a loan payable due to a related party, Investment Data Systems, Inc. The Company’s sole stockholder owns 100% of Investment Data Systems, Inc. At March 31, 2006 the balance due to Investment Data Systems, Inc was $9,777. This is a non interest-bearing loan, payable upon demand.

Rent Expense:

The Company leases commercial real estate from its sole stockholder and uses the property as a warehouse for printing and production activities. Monthly rent in the amount of $2,250 is paid to the stockholder on a month-to-month lease. In addition, the Company is responsible for utilities, repair, and maintenance costs. Lease and operating expenses paid for the three months ended March 31, 2006 were $6,750.

NOTE 12 - DEPOSIT
Deposit consists of a security deposit on the Company’s main office facility in the amount of $35,030.

NOTE 13 - PROVISION FOR INCOME TAXES

The Company’s deferred taxes represent the California income tax effects of temporary differences between financial statement and income tax reporting. These differences principally result from using the cash basis on the tax returns and accrual basis for the balance sheet.

For the three months ended March 31, 2006, the provision for income taxes consists of the following:

	Current	Deferred	Total
California	$46,036	$(2,064)	$43,972

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET (CONTINUED)
MARCH 31, 2006

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

NOTE 13 - PROVISION FOR INCOME TAXES (CONTINUED)

The expected tax of $43,855 (computed by applying the California S-Corporation tax rate of 1.5% to the net income before taxes) differs from the actual tax of $43,972 because of the non-deductibility of 50% of meals.

The tax effects of temporary differences that give rise to the net deferred tax liability at March 31, 2006 are as follows:

Deferred tax asset:
Unearned commission income	$14,448
Accounts payable	1,691
Deferred tax liabilities:
Property and equipment	(3,826)
Interest receivable	(21,356)
Net deferred tax liability	$(9,043)

NOTE 14 - CAPITAL LEASE OBLIGATION - IBM

The Company has entered into a capital lease agreement effective January 2005, with IBM to purchase various printing equipment. The lease is payable in 48 monthly payments of $15,755 and expires in March 2009. At March 31, 2006 the equipment is carried at a cost of $633,656 less accumulated depreciation of $90,523.

The related future minimum lease payments under this capital lease obligation are as follows:

Period ended
March 31,	Amount
2007	$189,060
2008	189,060
2009	189,060
Total:	567,180
Less amount representing interest at 9.36%	(74,356)
Present value of minimum lease payments	$492,824